Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK
For a more detailed description of capital stock, you should refer to the provisions of our restated certificate of incorporation and our amended and restated bylaws, each of which is incorporated by reference as an exhibit to this Form 10-K, as well as the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).
Description of the Registrant’s Securities Registered Under Section 12 of the Securities Exchange Act of 1934
Arcosa, Inc. has registered its common stock, par value $0.01 per share, under Section 12 of the Securities Exchange Act of 1934. In this discussion, the terms “Arcosa,” “we,” “us” and “our” refer only to Arcosa, Inc. and not to any of its subsidiaries.
Authorized Capital Stock
Our authorized capital stock consists of (i) 200,000,000 shares of common stock, par value $0.01 per share; and (ii) 20,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
Each holder of Arcosa common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders. The holders of Arcosa common stock are not entitled to cumulative voting of their shares. Subject to any preferential rights of any outstanding preferred stock, holders of Arcosa common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by Arcosa’s board of directors (the “Board of Directors”) out of funds legally available for that purpose. If there is a liquidation, dissolution, or winding up of Arcosa, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any outstanding preferred stock.
Holders of Arcosa common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of Arcosa common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Arcosa may designate and issue in the future.
Preferred Stock
Under the terms of our restated certificate of incorporation, the Board of Directors is authorized to issue shares of preferred stock in one or more series without further action by the holders of our common stock. The Board of Directors has the discretion, subject to limitations prescribed by Delaware law and by our restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, terms of redemption, and liquidation preferences, of each series of preferred stock.
Our Board of Directors could authorize Arcosa to issue a class or series of preferred stock that could, depending upon the terms of the particular class or series, delay, defer, or prevent a transaction or a change of control of our Company, even if such transaction or change of control involves a premium price for our stockholders or our stockholders believe that such transaction or change of control may be in their best interests. The Board of Directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.
Anti-Takeover Effects of Various Provisions of Delaware Law and our Certificate of Incorporation and Bylaws
Provisions of the DGCL, our restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire Arcosa by means of a tender offer, a proxy contest or otherwise or to remove incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the Company to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. Such provisions, among other things, include:

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Section 203 of the DGCL, an anti-takeover statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner (generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock);

•	a classified board with three approximately equal classes of directors until the 2022 annual meeting of shareholders, at which time each director will stand for election annually;

•	no removal of directors without cause while the Board of Directors is classified;

•	amendment of the bylaws by the Board of Directors or by the affirmative vote of holders of at least a majority of the outstanding capital stock entitled to vote thereon;

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the number of directors on the Board of Directors may not be less than five nor more than eleven, with the exact number of directors to be fixed exclusively by the Board of Directors and any vacancies created in the Board of Directors resulting from any increase in the authorized number of directors will be filled by a majority of the Board of Directors then in office;

•	stockholders may not call special stockholder meetings and only the Board of Directors, the Chairperson of the Board of Directors or the President may call special meetings of Arcosa stockholders;

•	action must take place at the annual or a special meeting of Arcosa stockholders and stockholders have no right to act by written consent;

•	advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors (other than nominations made by or at the direction of the Board of Directors);

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ability to issue additional shares of common stock or preferred stock without stockholder approval, subject to applicable rules of the NYSE, or a comparable public market, and Delaware law, for a variety of corporate purposes; and

•	no cumulative voting.
Transfer Agent and Registrar
The transfer agent and registrar for the shares of common stock is American Stock Transfer & Trust Company. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219.
Stock Exchange Listing
Our common stock is listed on the NYSE under the symbol “ACA”.